MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

6 March 2003

03 MAR 10 AM 7:21

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Fina
450 Fifth Street, N.W.
Washington, D.C. 20549

03007224

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 6 March 2003, the Company filed with the London Stock Exchange an announcement regarding Holdings in the Company.

A copy of the relevant documentation is enclosed for your review.

Very truly yours,

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

p.p. Karen Houlihan

Mike Vaux
Group Company Secretary's Office
<u>MyTravel Group plc</u>

Enclosures

dlw 3/11

J:Grpsec-15-07-0801-001-SEC-3-030306

MyTravel Group plc
Registered Office
Parkway One, Parkway Business Centre
300 Princess Road, Manchester M14 7QU

ATOL 1179 ABTA V6896 Registered in England
Company Registration No. 742748

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Announcement Details

Company Name	MyTravel Group plc
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None

Contact Name	Michael Vaux
Contact Telephone No	0161 232 6567
Additional Distribution	None

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

FMR Corp and its direct and indirect subsidiaries and Fidelity International Limited and its direct and indirect subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered holder	Shares held
Chase Nominees Limited	4,511,400
State Street Bank & Trust Company	6,283,368

State Street Nominees Limited	192,600
HSBC	694,800
State Street Bank & Trust	1,405,800
Chase Manhattan Bank London	2,592,407
Total	15,680,375

The following shares are from the assumed conversion of 591,896 convertible securities

Registered holder	
Mellon Bank	40,382
Brown Brothers Harriman Ltd LUX	48,081
HSBC Client Holdings Nominee (UK) Limited	45,146
Total	133,609

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

Ordinary shares of 10p

10. Date of transaction

Not supplied

11. Date company informed

6 March 2003 correcting information disclosed on 20 February 2003

12. Total holding following this notification

15,680,375

13. Total percentage holding of issued class following this notification

3.17%

14. Any additional information

This notification is made following receipt by the Company of a correction to the disclosure by the above shareholder notified by the Company on 20 February 2003

15. Name of contact and telephone number for queries

Michael Vaux, Assistant Company Secretary – 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Greg McMahon, Group Company Secretary

Date of notification

6 March 2003

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